EXHIBIT 12.1
ALEXANDRIA REAL ESTATE EQUITIES, INC.
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratios)

	Nine Months Ended September 30, 2013		Year Ended December, 31, (a)
			2012		2011		2010		2009	2008

Income from continuing operations before noncontrolling interests	$95,034		$94,932	(b)	$119,902	(b)	$123,510	(b)	$121,849	$87,869
Add: Interest expense	50,169		69,181		61,938		66,341		77,165	79,125
Subtract: Noncontrolling interests in income of subsidiaries that have not incurred fixed charges	(749)		(955)		(1,323)		(1,156)		(1,217)	(1,304)
Earnings available for fixed charges (c)	$144,454		$163,158		$180,517		$188,695		$197,797	$165,690

Fixed charges:
Interest incurred	$96,285		$131,423		$120,615		$132,345		$148,207	$151,339
Total fixed charges	96,285		131,423		120,615		132,345		148,207	151,339

Preferred stock dividends	19,414		27,328		28,357		28,357		28,357	24,225
Preferred stock redemption charge	—		5,978		—		—		—	—
Total combined fixed charges and preferred stock dividends	$115,699		$164,729		$148,972		$160,702		$176,564	$175,564

Consolidated ratio of earnings to fixed charges	1.50	(d)	1.24	(e)	1.50	(f)	1.43	(g)	1.33	1.09	(h)

Consolidated ratio of earnings to combined fixed charges and preferred stock dividends	1.25	(d)	0.99	(e)	1.21	(f)	1.17	(g)	1.12	0.94	(h)

(a)	Amounts disclosed for prior periods have been reclassified to conform to the current period presentation related to discontinued operations.

(b)
Income from continuing operations before noncontrolling interests for the nine months ended September 30, 2013, and years ended December 31, 2012, 2011, and 2010, includes the gain on sales of land parcels of approximately $772 thousand, $1.9 million, $46 thousand, and $59.4 million, respectively. Pursuant to the presentation and disclosure literature on gains/losses on sales or disposals by real estate investment trusts (“REITs”) and earnings per share required by the Securities and Exchange Commission and the Financial Accounting Standards Board, gains or losses on sales or disposals by a REIT that do not qualify as discontinued operations are classified below income (loss) from discontinued operations in the statements of income and are included in the numerator for the computation of earnings per share for income from continuing operations. The land parcels we sold during the nine months ended September 30, 2013, and the years ended December 31, 2012, 2011, and 2010, did not meet the criteria for classification as discontinued operations because the parcels did not have any significant operations prior to disposition. Accordingly, for the nine months ended September 30, 2013, and the years ended December 31, 2012, 2011, and 2010, we classified the $772 thousand, $1.9 million, $46 thousand, and $59.4 million, respectively, gain on sales of land parcels below income (loss) from discontinued operations, net, in the condensed consolidated statements of income, and included the gain in income from continuing operations for the computation of earnings per share.

(c)
For purposes of calculating the consolidated ratio of earnings to fixed charges and consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income from continuing operations before noncontrolling interests and interest expense less noncontrolling interests in income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest).

(d)
Ratios for the nine months ended September 30, 2013, include the effect of losses on early extinguishment of debt aggregating $2.0 million. Excluding the impact of loss on early extinguishment of debt the consolidated ratio of earnings to fixed charges and the consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the nine months ended September 30, 2013, were 1.52 and 1.27, respectively.

(e)
Ratios for the year ended December 31, 2012, include the effect of losses on early extinguishment of debt aggregating $2.2 million, a preferred stock redemption charge of $6.0 million, impairment of land parcel of $2.1 million, and impairment of real estate of $11.4 million. Excluding the impact of losses on early extinguishment of debt, the preferred stock redemption charge, impairment of land parcel, and the impairment of real estate, the consolidated ratio of earnings to fixed charges and consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2012, were 1.36 and 1.09, respectively.

(f)
Ratios for the year ended December 31, 2011, include the effect of loss on early extinguishment of debt aggregating $6.5 million and impairment of real estate of approximately $1.0 million. Excluding the impact of loss on early extinguishment of debt and the impairment of real estate, the consolidated ratio of earnings to fixed charges and consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2011, were 1.56 and 1.26, respectively.

(g)
Ratios for the year ended December 31, 2010, include the effect of loss on early extinguishment of debt aggregating $45.2 million. Excluding the impact of loss on early extinguishment of debt, the consolidated ratio of earnings to fixed charges and the consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2010, were 1.77 and 1.46, respectively.

(h)
Ratios for the year ended December 31, 2008, include the effect of impairment of real estate aggregating $13.3 million for other-than-temporary declines in the fair value of certain investments. Excluding the impact of impairment of real estate, the consolidated ratio of earnings to fixed charges and the consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2008, were 1.18 and 1.02, respectively.